Filed pursuant to Rule 433

Dated September 3, 2019

Registration Statement No. 333-227391

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated September 3, 2019 and Prospectus dated September 18, 2018)

ING Groep N.V.

US$1,500,000,000 5.750% Perpetual Additional Tier 1 Contingent Convertible

Capital Securities

Pricing Term Sheet

Issuer:	ING Groep N.V. (“ING”)

Securities:	Perpetual Additional Tier 1 Contingent Convertible Capital Securities (the “Securities”)

Principal Amount:	U.S.$1,500,000,000

Status:	Perpetual Contingent Convertible Securities

Legal Format:	SEC Registered

Expected Issue Ratings*:	Ba1 (Moody’s) / BBB- (Fitch)

Trade Date:	September 3, 2019

Expected Settlement Date:	September 10, 2019 (T+5)

Maturity Date:	Perpetual, with no fixed maturity or fixed redemption date

First Call Date:	November 16, 2026

Issue Price:	100.000%

Underwriting Commission:	0.700%

All-in Price:	99.300%

Net Proceeds (before Issuer expenses):	$1,489,500,000

Interest Payment Dates:	Semi-annually in arrear on May 16 and November 16 of each year up to and including November 16, 2026, commencing on November 16, 2019, subject to cancellation or deemed cancellation and applicable restrictions on interest payments as described in the preliminary prospectus supplement dated September 3, 2019 (the “Preliminary Prospectus Supplement”), supplementing the prospectus dated September 18, 2018

Reset Dates:	November 16, 2026 and each five-year anniversary thereof

Initial Interest Period

Initial Fixed Rate:	5.750%, from and including September 10, 2019 to, but excluding, November 16, 2026

Re-offer Yield:	5.752%

Benchmark Treasury:	1.375% UST due August 31, 2026

Benchmark Treasury Price / Yield:	99-24 + / 1.410%

Spread to Benchmark Treasury:	UST + 434.2 bps

Interest Periods Following any Reset Date

Interest Rate Following any Reset Date:	The rate of interest will be reset on each Reset Date to the rate per annum equal to the sum of the applicable U.S. Treasury Rate (as defined in the Preliminary Prospectus Supplement) on the relevant Reset Determination Date (as defined in the Preliminary Prospectus Supplement) plus 4.342%, from and including the relevant Reset Date to (but excluding) the next following Reset Date

Interest Payments Discretionary:

The Issuer may, at its discretion, elect to cancel any interest payment, in whole or in part, which is otherwise scheduled to be paid on an Interest Payment Date or redemption date.

Mandatory cancellation of Interest (in whole or in part) upon:

(i) insufficient Distributable Items;

(ii) Maximum Distributable Amount restrictions under CRD / BRRD or any other analogous restrictions;

(iii) a Trigger Event or Liquidation Event having occurred.

Any interest not paid shall be cancelled or deemed cancelled and shall not accumulate. The non-payment of any interest shall not constitute a default for any purpose.

Optional Redemption:	The Issuer may, at its option, redeem all, but not only some, of the Securities on the First Call Date or any Interest Payment Date thereafter at their principal amount, plus accrued and unpaid interest to the redemption date (the “Redemption Price”), subject to the redemption conditions.

Redemption for Taxation Reasons:	If a Tax Event (as defined in the Preliminary Prospectus Supplement) has occurred and is continuing, then the Issuer may redeem all, but not only some, of the Securities at any time at their Redemption Price, subject to the redemption conditions.

Redemption for Regulatory Reasons:	If a Regulatory Event (as defined in the Preliminary Prospectus Supplement) has occurred and is continuing, then the Issuer may redeem all, but not only some, of the Securities at any time at their Redemption Price on the relevant date fixed for redemption, subject to the redemption conditions.

Mandatory Conversion:

If a Trigger Event occurs, the Securities shall be converted, in whole and not in part, into Ordinary Shares at the Conversion Price.

A “Trigger Event” shall occur if at any time the Issuer has determined that the “Group CET1 Ratio” (as defined in the Preliminary Prospectus Supplement) is less than 7.00%.

Conversion Price:	The highest of (i) the Current Market Price per ordinary share translated into U.S. dollars at the Prevailing Rate, (ii) $9.00 per ordinary share, subject to certain anti-dilution adjustments, and (iii) the nominal value of an ordinary share of the Issuer translated into U.S. dollars at the Prevailing Rate (as defined in the Preliminary Prospectus Supplement).

Statutory Loss Absorption:	The Securities may become subject to the determination by the resolution authority that all or part of the nominal amount of the Securities, including accrued but unpaid interest in respect thereof, must be written down, reduced, cancelled or converted (in whole or in part) into shares (whether or not at the point of non-viability and independently of or in combination with a resolution action) or that the terms of the Securities must be varied (which may include amending the Interest Payment Dates or amount) or that the Securities must otherwise be applied to absorb losses or give effect to resolution tools or powers.

Events of Default and Remedies:

An “Event of Default” with respect to the notes shall result only if:

•   ING is declared bankrupt by a court of competent jurisdiction in The Netherlands (or such other jurisdiction in which it may be organized); or

•   an order is made or an effective resolution is passed for ING’s winding-up or liquidation, unless this is done in connection with a merger, consolidation or other form of combination with another company and (a) ING is permitted to enter into such merger, consolidation or combination or (b) the requisite majority of holders of the relevant series of notes has waived the requirement that ING comply with the relevant merger covenant.

Upon the occurrence of an event of default, and only in such instance, the entire principal amount of the notes will be automatically accelerated, without any action by the trustee or any holder, and will become immediately due and payable together with accrued but unpaid interest, subject to obtaining relevant approvals. The payment of principal of the notes will be accelerated only in the event of an event of default (but not the bankruptcy, insolvency or reorganization of any of ING’s subsidiaries). There will be no right of acceleration of the payment of principal of the notes if ING fails to pay any principal, interest or any other amount (including upon redemption) on the notes or in the performance of any of its covenants or agreements contained in the notes.

Holders’ remedies for ING’s breach of any obligations under the notes, including ING’s obligation to make payments of principal and interest are extremely limited.

The exercise of any Dutch Bail-in Power by the relevant resolution authority will not be an event of default.

Governing Law:	The Securities will be governed by, and construed in accordance with, the laws of the State of New York, except for the subordination provisions and waiver of set-off provisions, which will be governed by Dutch law.

Clearing:	DTC

ISIN:	US456837AR44

CUSIP:	456837AR4

Day Count Fraction:	30 / 360

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof, up to and including $399,000.

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law or executive order to close in London, England, Amsterdam, the Netherlands or the City of New York, United States

Business Day Convention:	Following, unadjusted

Expected Listing:	Application has been made to Euronext Dublin for the Securities to be admitted to its Official List and to trading on its Global Exchange Market.

Prohibition of Sales to each Retail Investor:	No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

Joint Lead Managers and Joint Bookrunners:	ING Financial Markets LLC, J.P. Morgan Securities LLC, BNP Paribas Securities Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC and HSBC Securities (USA) Inc.

Joint Lead Managers:	BBVA Securities Inc., DBS Bank Ltd., Scotia Capital (USA) Inc. and TD Securities (USA) LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

ING Groep N.V. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ING Groep N.V. has filed with the SEC for more complete information about ING Groep N.V. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ING Groep N.V. and any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling ING Financial Markets LLC at +1-877-446-4930, J.P. Morgan Securities LLC at +1-212-834-4533, BNP Paribas Securities Corp. at +1-800-854-5674, Citigroup Global Markets Inc. at +1-800-831-9146, Goldman Sachs & Co. LLC at +1-866-471-2526 and HSBC Securities (USA) Inc. at +1-866-811-8049.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.

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